Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03

Structured Notes issued by Credit Suisse

Credit Suisse offers structured notes via an SEC registered platform issued by Credit Suisse, Nassau Branch, and via non-registered Section 3(a)(2) platforms issued by either Credit Suisse New York Branch or Credit Suisse International (guaranteed by New York Branch). The minimum denominations, available structures and underlyings vary depending on the platform and the entity through which the structured notes are to be offered and sold. Any payment an investor would be entitled to receive at maturity is subject to Credit Suisse’s ability to pay its obligations as they become due. Credit Suisse distributes the structured notes through its affiliate Credit Suisse Securities (USA) LLC (“CSSU“).

Structured notes have been a feature of global financial markets for over a decade. Structured notes are debt obligations of an issuer and are generally considered to be hybrid securities, combining one or more traditional assets (for example a bond) and a derivative instrument (for example a call option) linked to an underlying asset or market measure.

Structured notes may be linked to a wide variety of underlying assets or market measures.  Combining traditional debt investments with derivatives gives rise to a class of investment solutions which may be used to modify performance by adjusting risk to provide customized access to a variety of asset classes such as equities, indices, exchange traded funds, currencies, commodities, foreign currency exchange rates, interest rates and specialized indices.

One feature of structured notes that appeals to many investors is that the terms of the notes, as well as the return profiles, are predetermined, or formulaic. Whether the level or price of the underlying rises, falls, or remains the same, the terms that apply at maturity are determined in advance and remain unchanged throughout the term of the note. This may be useful when constructing an investment portfolio with various risk/return profiles.

Beyond selecting the underlying to which a structured note can be linked, investors often wish to choose the risk characteristics of a note. A structured note can be created in a tailored way, providing the investor with the means to manage the risk associated with a single underlying or with a combination of underlyings.

Important Considerations for Structured Notes

Credit Suisse has filed a registration statetment (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC. The applicable prospectus, prospectus supplement, underlying supplement, product supplement and pricing suplement contain a complete disucssion of the terms of the structured notes and the relevant risks associated with structured notes. The discussion below is a summary of only some of the considerations that are important in making a decision about investing in the structured notes and should not be considered a substitute for consulting the applicable documents filed with the SEC.

Subject to Credit Suisse’s Creditworthiness
Although the return on the structured notes will be based on the return profile set forth in the applicable offering document, the payment of any amount due on the structured notes, including any applicable interest payments, early redemption payment or payment at maturity, is subject to Credit Suisse’s ability to pay its obligations as they become due. Therefore, investors are subject to Credit Suisse’s credit risk. In addition, any decline in Credit Suisse’s credit ratings, any adverse changes in the market’s view of Credit Suisse’s creditworthiness or any increase in its credit spreads is likely to adversely affect the market value of the structured notes prior to maturity.

Lack of Liquidity
Unless otherwise specified in the applicable offering document, the structured notes will not be listed on any securities exchange. CSSU intends to bid to purchase the structured notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you, the investor, to trade or sell the structured notes easily. Because other dealers are not likely to make a secondary market for the structured notes, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which CSSU is willing to buy the structured notes. The return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time. If you have to sell your structured notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

No Interest Payments
If the strucrtured notes do not pay interest, you may receive less at maturity than you could have earned on ordinary Interest bearing debt securities with similar maturities, including other of our debt securities.  Because the amount you receive at maturity may be less than the amount originally invested in the structured notes, the return on the structured notes (the effective yield to maturity) may be negative.  Even if it is positive, the return payable on each structured note may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Certain Built-In Costs

While the payment at maturity on structured notes will likely be based on the full principal amount of securities held, the original issue price includes the agent’s commission and the cost of hedging obligations under the securities through one or more affiliates. As a result, the price, if any, at which Credit Suisse (and its subsidiaries or affiliates) will be willing to purchase the structured notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss. The structured notes are not designed to be short-term trading instruments. Accordingly, investors should be able and willing to hold the structured notes to maturity.

Potential Conflicts
Credit Suisse (and its subsidiaries or affiliates) may play a variety of roles in connection with the issuance of the structured notes, including acting as calculation agent and hedging Credit Suisse’s obligations under the structured notes. In performing these duties, the economic interests of the calculation agent and other affiliates of Credit Suisse may potentially be adverse to your interests as an investor in the structured notes.

Your Investment May Result in a Loss
Investments may result in a loss. The securities do not guarantee any return of your principal amount (in excess of any buffer amount, if applicable). Accordingly, you could lose your entire investment in the securities (in excess of any buffer amount, if applicable). Any payment due on the structured notes is subject to Credit Suisse’s ability to pay its obligations as they become due.

No Dividends or Voting Rights
As a holder of a structured note linked to an equity security, an equity index or an exchange traded fund, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks comprising in such underlying asset.

Historical Performance
The future performance of any underlying cannot be predicted based on its historical performance. We can not guarantee that the level of any underlying will be at a level that would result in a positive return on your overall investment in the securities.

Non-U.S. Security Markets Risks
If your structured notes are linked to one or more equity indices or exchange traded funds comprised of stocks issued by foreign companies in foreign securities markets, your investment in the structured notes will involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Foreign companies are subject to accounting, auditing and financial reporting standards and requirements diffferent from those applicable to U.S. reporting companies.

Fund Performance
If the structured notes are linked to an exchange traded fund, the performance of such exchange traded fund may not correlate with the performance of the tracked index. In addition, the exchange traded fund will reflect additional transaction costs and fees not included in the calculation of the tracked index. Finally, because shares of such exchange traded fund are traded on an exchange and are subject to market supply and investor demand,

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the market value of one share of the exchange traded fund may differ from the net asset value per share of the exchange traded fund.

Anti-dilution
If the structured notes are linked to shares, including units of an exchange traded fund, the calculation agent will make adjustments to the share adjustment factor for certain events affecting the shares, however, the calculation agent does not have to make an adjustment in response to all events that could affect the shares. If an event occurs that does not require the calculation agent to make an adjustment or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the structured notes may bematerially and adversely affected.

Basket Components May Not Be Equally Weighted and May Offset Each Other
If the structured notes are linked to a basket and the basket components are not equally weighted, a higher weighted basket component will affect the level of the basket more than a lower weighted basket component even if the lower weighted basket component performs better, which may have an adverse effect on the value of the structured notes. In addition, movements in the basket components may not correlate with each other and at a time when the level of one or more of the basket components increases, the level of the others may not increase or may decrease. Therefore, increases in the level of one or more of the basket components may be moderated, or more than offset, by lesser increases or decreases in the level of the other basket components.

The United States Federal Income Tax Consequences of the Structured Notes are Uncertain
No ruling is being requested from the Internal Revenue Service, or the IRS, with respect to any structured notes and we cannot assure you that the IRS or any court will agree with the tax treatment described in the relevant offering documents.

The Market Value of the Structured Notes may be Influenced by Many Factors
Many factors, most of which are beyond our control, will influence the value of the structured notes and the price at which CSSU may be willing to purchase or sell the structured notes in the secondary market, including:
■	the current level of any relevant underlying;
■	interest and yield rates in the market;
■	the volatility of any relevant underlying;
■	economic, financial, political and regulatory or judicial events that affect any relevant underlying or stock markets generally and which may affect the level of any relevant underlying;
■
the exchange rate and the volatility of the exchange rate between the U.S. dollar and foreign currencies, to the extent that any of the stocks comprising the relevant underlying are denominated in a currency other than the currency in which such underlying is denominated;

■	the time remaining to the maturity of the structured notes;
■	the dividend rate on the equity securities comprising any relevant underlying; and
■	Credit Suisse’s creditworthiness, including actual or anticipated downgrades to its credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your structured notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from any other factor or factors.

Early Redemption
If the structured notes are subject to early redemption, such early redemption will limit your ability to participate fully over the term of the structured notes in the interest or the appreciation in the underlying, as applicable.

Contact information

Please e-mail our desk at list.isg-ny@credit-suisse.com or call our hotline at 877-927-7335 for more information.

Discussion of Commonly Used Terms

Creditworthiness

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An assessment of the likelihood that an issuer will default on their debt obligations.  Creditworthiness is based upon various factors, such as an issuer‘s credit rating. Any payment an investor would be entitled to receive on the structured notes is subject to Credit Suisse’s ability to pay its obligations as they become due.

Denomination
Denominations are base units in which a structured note may be bought and sold.

Derivative
A derivative is a security whose price or value is dependent upon or derived from the performance of one or more underlying assets. Derivatives are the product of a contractual agreement between two parties.

Issuer
The issuer is the legal entity that issues the structured notes. The issuer is legally responsible for paying all amounts due on the notes.

Option
An option is a type of financial derivative that represents a contract in which the buyer has the right, but not the obligation, to buy (call option) or to sell (put option) a specific amount of an underlying at an agreed -upon price (the strike price) during a certain period of time or on a specific date (exercise date).

Structured Notes
A structured note is a debt obligation of an issuer that contains an embedded derivative component linked to an underlying reference asset or market measure with characteristics that adjust the security’s risk/return profile.  The return performance of a structured note will track that of the debt obligation and the derivative embedded within it.

Underlying
The underlying is the reference asset(s) or market measure on which the return on a structured note is determined. The underlying may be a combination of one or more asset classes (equities, indices, exchange traded funds, commodities, foreign exchange rates and/or interest rates).

Volatility
Volatility is most often referred to as the statistical measure of the dispersion of returns for a given security or market index.  Volaility can either be measured by using the standard deviation or variance between returns from that same security or market index.  Generally, the higher the volatility, the riskier the security.

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Credit Suisse has filed a registration statetment (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC. The applicable prospectus, prospectus supplement, underlying supplement, product supplement and pricing suplement contain a complete disucssion of the terms of the structured notes and the relevant risks associated with structured notes. The discussion below is a summary of only some of the considerations that are important in making a decision about investing in the structured notes and should not be considered a substitute for consulting the applicable documents filed with the SEC.

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